April 20, 2009	Zachary Blume (617) 951-7663 zachary.blume@ropesgray.com

BY EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Brion Thompson, Esq.

Re:	Allianz Funds Multi-Strategy Trust (Registration Nos. 333-148624 and 811-22167)—Responses to Comments on Post-Effective Amendment No. 5

Dear Mr. Thompson:

I am writing on behalf of Allianz Funds Multi-Strategy Trust (the “Trust”) to respond to the comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on Post-Effective Amendment No. 5 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A (the “Registration Statement”). The Trust filed the Amendment pursuant to Rule 485(a) under the Securities Act of 1933, as amended (the “Securities Act”), on February 4, 2009. The purpose of the Amendment was to register Class A, Class B, Class C, Class D, Class P, Class R, Institutional Class and Administrative Class shares of the Allianz Global Investors Solutions Core Allocation Fund (the “Core Allocation Fund”) and to register Class A, Class C, Class D, Class P, Class R, Institutional Class and Administrative Class shares of the Allianz Global Investors Solutions Growth Allocation Fund (the “Growth Allocation Fund and, together with the Core Allocation Fund, the “Target Risk Funds,” and each a “Fund”). The Trust received your oral comments via telephone on March 30, 2009. Summaries of your comments and the Trust’s responses are set forth below. These responses are reflected in the post-effective amendment filed by the Trust, pursuant to Rule 485(b) under the Securities Act, on April 20, 2009.

A.	Class A, B and C Target Risk Funds Prospectus

1.	Comment: Please consider deleting or moving any repetitive information provided in the Overview section to the extent it is also addressed in the Summary of the Funds section.

Response: The Trust believes that its current method of disclosure provides investors with the relevant information in a manner that is user-friendly and in compliance with the requirements of Form N-1A.

2.	Comment: Please define the terms “Return-Generating Asset Classes” and “Defensive Asset Classes” in connection with their use in the table found in the Overview section.

Response: Examples of return-generating assets and defensive assets are currently provided in the “Principal Investments and Strategies” sub-section of the Summary of the Funds, as revised in response to Comment No. 5 below. Examples of return-generating assets include assets such as “U.S. and global equities, commodities, real estate, high yield securities, emerging market bonds, public securities of infrastructure companies and private equity companies,” and examples of defensive assets include assets such as “Treasury Inflation-Protected Securities, short-term U.S. bonds, core (e.g., investment grade) U.S. bonds and sovereign bonds.” The overview section has been revised to provide a cross-reference to these examples.

3.	Comment: Consistent with the use of the term “global” in each Fund’s name please clarify whether each Fund will maintain a minimum percentage of its assets in issuers outside the United States.

Response: The Funds’ investment manager is Allianz Global Investors Fund Management LLC (“AGIFM” or, the “Manager”), which is a wholly-owned indirect subsidiary of Allianz Global Investors of America L.P. The Funds’ sub-adviser is Allianz Global Investors Solutions LLC (the “Sub-Adviser”), which is AGIFM’s investment management affiliate. The Funds’ names represent a naming convention that refers to Funds’ Manager and Sub-Adviser, and they do not indicate a “global” investment strategy. “Allianz Global Investors” is a trade name used by the Trust and its investment manager throughout marketing materials and on the Allianz Global Investors website (http://www.allianzglobalinvestors.com/), and “Allianz Global Investors” appears, as a designation for the sponsor of the fund complex to which the Trust belongs, in large font on each Prospectus’s front and back covers.

4.	Comment: Please explain how the Target Risk Funds measure “significant economic exposure to a number of different countries.”

Response: The Trust currently anticipates that the Core Allocation Fund will maintain exposure to countries other than the United States equal to 15% – 50% of its assets and the Growth Allocation Fund will maintain exposure to countries other than the United States equal to 35% – 70% of its assets, but the Target Risk Funds may deviate from those ranges in response to market developments.

5.	Comment: Please provide disclosure clarifying the use of the terms “infrastructure” and “alternatives” used in the “Principal Investments and Strategies” sub-section of the Summary of the

Funds or, alternatively, indicate in the Trust’s response where in the Amendment those terms are explained.

Response: Disclosure in the “Principal Investments and Strategies” sub-section of the Summary of the Funds has been revised to clarify the use of “infrastructure” and “alternatives” as follows (changed language denoted by underlying):

“Underlying Funds in turn invest in or have exposure to (i) return-generating assets, such as U.S. and global equities, commodities, real estate, high yield securities, emerging market bonds, public securities of infrastructure companies and private equity companies, and alternative investment strategies such as long-short and market neutral strategies...”

6.	Comment: Within the sub-section of the Summary of the Funds entitled “Principal Risks,” please provide a short summary for each principal risk identified. See Item 2(c)(1) of Form N-1A.

Response: The Trust believes that its current method of disclosure provides investors with the relevant information in a manner that is user-friendly and in compliance with the requirements of Form N-1A. The principal risks of investing in each Fund are listed in the Prospectus under “Summary of the Funds – Principal Risks” and are described in more detail under “Summary of Principal Risks.” The Trust believes that the current disclosure format adequately describes the risks to shareholders because the terms used in the list (e.g., Liquidity Risk, Management Risk, Smaller Company Risk) are themselves descriptive, and the risks are described in greater detail in the section entitled “Summary of Principal Risks,” which begins on the page immediately following the Summary of the Funds. In addition, a cross reference to this summary encourages readers to refer to the “Summary of Principal Risks” for a description of the risks. Also, the Trust respectfully submits that adding to the “Principal Risks” sub-section of the Summary of the Funds the more detailed principal risks information already disclosed in the “Summary of Principal Risks” would conflict with Rule 421(b) under the Securities Act, as it would increase the size of the Prospectus without enhancing the quality of the principal risk disclosure.

7.	Comment: The Performance Information sub-section of the Summary of the Funds indicates that the Core Allocation Fund is being registered for the purpose of an anticipated future reorganization where it will assume all the assets and liabilities of an existing registered open-end fund (“predecessor fund”). The reorganization of the predecessor fund into this fund will not occur unless and until the reorganization is approved by the relevant fund shareholders. Accordingly, please either remove from this prospectus all references to the performance of the predecessor fund, or provide a representation that the Prospectus will not be distributed to public shareholders until after the reorganization has been completed.

Response: The Trust hereby represents that the Prospectus will not be used to offer shares of the Core Allocation Fund publicly until after the reorganization of the predecessor fund has been completed.

B.	Class D Target Risk Funds Prospectus

1.	Comment: All comments that were made to the Class A, B and C Target Risk Funds Prospectus that are relevant to the Class D Target Risk Funds Prospectus apply.

Response: The Trust’s responses with respect to repeated comments in the Class D Target Risk Funds Prospectus are identical to those made with respect to the Class A, Class B and C Target Risk Funds Prospectus.

C.	Class P Target Risk Funds Prospectus

1.	Comment: All comments that were made to the Class A, B and C Target Risk Funds Prospectus that are relevant to the Class P Target Risk Funds Prospectus apply.

Response: The Trust’s responses with respect to repeated comments in the Class P Target Risk Funds Prospectus are identical to those made with respect to the Class A, Class B and C Target Risk Funds Prospectus.

D.	Class R Target Risk Funds Prospectus

1.	Comment: All comments that were made to the Class A, B and C Target Risk Funds Prospectus that are relevant to the Class R Target Risk Funds Prospectus apply.

Response: The Trust’s responses with respect to repeated comments in the Class R Target Risk Funds Prospectus are identical to those made with respect to the Class A, Class B and C Target Risk Funds Prospectus.

E.	Institutional and Administrative Class Target Risk Funds Prospectus

1.	Comment: All comments that were made to the Class A, B and C Target Risk Funds Prospectus that are relevant to the Institutional and Administrative Class Target Risk Funds Prospectus apply.

Response: The Trust’s responses with respect to repeated comments in the Institutional and Administrative Class Target Risk Funds Prospectus are identical to those made with respect to the Class A, Class B and C Target Risk Funds Prospectus.

F.	Statement of Additional Information

The Staff has no comments on the Target Risk Funds’ Statement of Additional Information.

*            *            *

As requested, on behalf of the Trust, we acknowledge that: (i) the Commission is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Trust will not assert the Staff’s review as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. As indicated in the Commission’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Trust.

*            *            *

Please do not hesitate to call me (at 617-951-7663) or George B. Raine (at 617-951-7556) if you have any questions or require additional information.

Regards,

/s/ Zachary R. Blume
Zachary R. Blume, Esq.

cc:	Thomas J. Fuccillo, Esq.

Angela Borreggine, Esq.

David C. Sullivan, Esq.

Michael G. Doherty, Esq.

George B. Raine, Esq.

Chris J. Perriello, Esq.